FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                 --------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes    No X
                                    ---   ---

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                   Companhia Brasileira de Distribuicao (CBD)
                         Announces August 2002 Net Sales

Sao Paulo, Brazil, September 16, 2002 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited August 2002 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In August 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$939.9 million, a 28.6% growth compared to the same month in 2001. Total net sales in the period totaled R$795.9 million, representing also a 28.6% growth.

Same store sales registered a 7.7% growth compared to the same period in the previous year. It is important to mention that all the Company's divisions presented growth in same store sales, despite the unstable economic scenario. The highlights of the month were the Barateiro Division, which once more presented a two-digit growth; the good performance of the hypermarkets; and the success of the anniversary promotions of the Pao de Acucar Division.

Same store sales of food products increased by 7.0%; same store sales of non-food products increased by 10.9%.

In August, the Company opened another Extra hypermarket in Brasilia, DF, adding
10.8 thousand m2 in sales area. We would also like to mention that on September 05, CBD extended its presence in another Brazilian state, with the inauguration of the Extra hypermarket in Goiania, state of Goias, which added 9.4 thousand m2 to our sales area.

                               Sales Performance


                                     Same Stores                Total Stores
                                     ------------               ------------
June 2001                              -2.5%                        4.0%
July 2001                              -9.9%                       -6.7%
August 2001                            -5.8%                       -4.8%
September 2001                         -4.9%                       -3.0%
October 2001                           -6.6%                       -3.6%
November 2001                          -3.5%                        2.8%
December 2001                          -2.8%                        4.1%
January 2002                           -1.4%                        5.9%
February 2002                          -2.8%                        4.8%
March 2002                              7.1%                       15.7%
April 2002                             -7.8%                        1.5%
May 2002                                7.2%                       17.3%
June 2002                               3.3%                       12.8%
July 2002                               5.3%                       24.8%
August 2002                             7.7*%                      28.6*%

Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, sales performance in August was 19.7% higher than the one registered in the same period in 2001. Same store sales' performance was 0.2%.

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
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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)       THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                              Doris Pompeu
Investor Relations Manager                       Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                                   E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br
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                       Website: http://www.grupopaodeacucar.com.br


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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                                   SIGNATURES


     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: September 18, 2002                   By: /s/ Augusto Marques da Cruz Filho
                                               ---------------------------------
                                           Name: Augusto Marques da Cruz Filho
                                           Title: Chief Financial Officer



                                           By: /s/ Aymar Giglio Junior
                                               ---------------------------------
                                           Name: Aymar Giglio Junior
                                           Title: Investor Relations Officer